TOTAL VOTING RIGHTS

UNILEVER PLC

Released 16:19:31 03 February 2025

RNS Number : 7215V
Unilever PLC
03 February 2025

03 February 2025

Unilever PLC

Voting Rights and Capital Update

The following notification is made in accordance with the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rule 5.6.1.

Unilever PLC's issued share capital as at 31 January 2025 consisted of 2,524,997,338 ordinary shares of 3 1/9p each. Of those ordinary shares, 43,550,481 were held as treasury shares and 5,824,138 ordinary shares (including ordinary shares represented by Unilever PLC ADSs) were held by or on behalf of companies in the Unilever group (the "**Unilever Group Shares**"). The voting rights attaching to the Unilever Group Shares are not exercisable. Accordingly, as at 31 January 2025, there were 2,475,622,719 shares with voting rights.

The figure of 2,475,622,719 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Unilever PLC under the UK Financial Conduct Authority's Disclosure Guidance and Transparency Rules.

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